Exhibit 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2007	2006	2005	2004	2003
EARNINGS:*
EARNINGS BEFORE INCOME TAXES	$536,056	$554,493	$443,033	$211,947	$30,394
INTEREST EXPENSE	37,257	29,569	31,187	28,104	15,338
INTEREST IMPUTED ON RENT	12,082	8,293	6,258	5,330	4,476
AMORTIZATION OF CAPITALIZED INTEREST	655	1,224	1,224	1,301	1,437

TOTAL EARNINGS	586,050	593,579	481,702	246,682	51,645
FIXED CHARGES:*
INTEREST EXPENSE	37,257	29,569	31,187	28,104	15,338
INTEREST CAPITALIZED	3,198	2,256	1,302	372	254
INTEREST IMPUTED ON RENT	12,082	8,293	6,258	5,330	4,476

TOTAL FIXED CHARGES	52,537	40,118	38,747	33,806	20,068
RATIO OF EARNINGS TO FIXED CHARGES	11.16	14.80	12.43	7.30	2.57

*	Earnings and fixed charges include a division classified as discontinued operations.

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